VIA EDGAR

January 9, 2012

RE:	EPAM Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 001-35418

Craig D. Wilson

Sr. Asst. Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, Dc 20549-3628

Dear Mr. Wilson:

This letter sets forth responses to the comments of the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) set forth in your letter dated December 27, 2012 (the “Comment Letter”), regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).

For the convenience of the Staff, we are providing by overnight delivery a copy of this letter setting forth the comments contained in the Comment Letter in italics followed by our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

1. Your disclosure in Note 11 on page F-23 indicates that your reportable segments are: North America, Europe, Russia and Other. It appears you should include a discussion of your results of operations by segment in your MD&A. That is, including a discussion of revenues and operating profit by segment. Refer to the guidance in Section III.F.1 of SEC Release 33-6835. Please explain why you have not provided this disclosure.

Response:

We respectfully submit that we do not believe a separate discussion of segment information in MD&A is necessary or helpful to an investor’s understanding of the Company’s business and its trends. Instead, we believe that a discussion on a consolidated basis, with specific references to segment information where appropriate (see, e.g., the discussion of revenues in both year-over-year comparisons), presents a fair picture of the financial performance of the Company. Our segment structure is based on unique business practices and market specifics inherent to each geographical region rather than on differences in business processes, revenue-generating activities or the nature of the costs incurred, and therefore drivers affecting profit margins for all of our segments and overall segment results generally have similar characteristics and are subject to similar factors, pressures and challenges. Additionally, the Company’s assets and resources, including people, cash, property and equipment, are available to service customer projects in all geographic segments, and there are no restrictions (legal or otherwise) on the flow of funds between them. Finally, we do not believe that there are any known trends, demands, commitments, events or uncertainties that are specific to a particular geographic segment, as opposed to the Company’s geographic segments generally, and that are reasonably likely to have a material effect on the business of the Company as a whole. Accordingly, we have concluded that providing additional segment information in MD&A would not yield any additional information that is material to an investor’s understanding of the results of operations of the Company or its business environment beyond the information already provided on a consolidated basis, but, in fact, would generally be of a duplicative nature and therefore of minimal use to investors.

Notes to Consolidated Financial Statements

Note 11. Operating Segments, page F-23

2. We note your disclosure on page 8, that during 2011, 2010, and 2009, your largest client, Thomson Reuters, accounted for over 10% of your revenues. Please tell us why you have not disclosed the actual amount of revenues earned from this client for each year presented. Refer to FASB ASC 280-10-50-42.

Response:

We respectfully submit that relevant information for all years presented is readily determinable from the application of the percentage to the reported revenues disclosed as part of our Concentration of Credit discussion provided in Note 1, Nature of Business And Significant Accounting Policies, on page F-12 of our Form 10-K. We believe this disclosure satisfied the requirements for the filings under ASC 280-10-50-42.

In connection with our responses above, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please contact me at (267) 759-9000.

Sincerely,

/s/ Ilya Cantor
Ilya Cantor
Senior Vice President, Chief Financial Officer and Treasurer

Cc:	Arkadiy Dobkin, Chairman, Chief Executive Officer and President
Ginger Mosier, Vice President, General Counsel and Corporate Secretary